EXHIBIT 99.3

Deed of VOTING AND roFR

DATED __, 20__

Between

AAPC HONG KONG LIMITED

and

WINNER CROWN HOLDINGS LIMITED

and

SHERMAN HOLDINGS LIMITED

and

SELETAR LIMITED

and

SERANGOON LIMITED

and

CREDIT SUISSE TRUST LIMITED

and

QI JI

and

CHINA LODGING GROUP, LIMITED

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Table of Contents

Page

1	DEFINITIONS AND INTERPRETATION	2

2	AGREEMENT TO VOTE	9

3	RESTRICTIONS ON TRANSFERS	13

4	RIGHT OF FIRST REFUSAL	13

5	TRUST ARRANGEMENT	16

6	REPRESENTATIONS AND WARRANTIES	17

7	FOUNDER CAPACITY AND TRUSTEE	17

8	TERMINATION	18

9	FOUNDER GUARANTEE AND INDEMNITY	19

10	FURTHER ASSURANCE	19

11	OBLIGATIONS OF THE COMPANY	19

12	GENERAL	19

SCHEDULE 1 - PARTICULARS OF COMPANY AND HOLDING ENTITIES		26

	PART A - PARTICULARS OF THE COMPANY	26

	PART B - PARTICULARS OF THE HOLDING ENTITIES	27

SCHEDULE 2 - FOUNDER OWNED SECURITIES		29

	PART A - SECURITIES BENEFICIALLY OWNED BY THE FOUNDER	29

	PART B – EAST LEADER SECURITIES	29

SCHEDULE 3 - REPRESENTATIONS AND WARRANTIES		30

	PART A – COMPANY WARRANTIES	30

	PART B – FOUNDER WARRANTIES	32

	PART C – INVESTOR WARRANTIES	34

	PART D – TRUSTEE WARRANTIES	35

	PART E – FOUNDER WARRANTIES	37

SCHEDULE 4 - DOCUMENTS PROVIDED		38

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This Deed of Voting and ROFR is made the        day of             20__ (“Deed”)

BETWEEN:

(1)	AAPC HONG KONG LIMITED, a company incorporated in Hong Kong, with its registered office at Room 803, 8th Floor, Axa Centre, 151, Gloucester Road, Wan Chai, Hong Kong (“Investor”);
(2)	QI JI, an individual with Singapore passport number S2741077D and having his residential address at 72 Bayshore Road, #24-15, Costa Del Sol, Singapore 469988 (“Founder”);
(3)	WINNER CROWN HOLDINGS LIMITED, a British Virgin Islands company, with its registered office at Akara Bldg., 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (“Winner Crown”);
(4)	SHERMAN HOLDINGS LIMITED, a Bahamas company, with company registration number 149859B (“Sherman”);
(5)	SELETAR LIMITED, a Bahamas company, with company registration number 120244B (“Seletar”);
(6)	SERANGOON LIMITED, a Bahamas company, with company registration number 120243B (“Serangoon”);
(7)	CREDIT SUISSE TRUST LIMITED, a company incorporated in Singapore with its registered office at 1 Raffles Link #05-02 Singapore 039393 (“Trustee”), acting as trustee pursuant to the terms of the Settlement; and
(8)	CHINA LODGING GROUP, LIMITED, a company incorporated in the Cayman Islands and having its registered office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (“Company”).

RECITALS

(A)	The Company has entered into the Master Purchase Agreement with the Investor (“Master Purchase Agreement”) pursuant to which a wholly owned subsidiary of the Company (the “Purchaser”) will purchase interests in certain Hong Kong entities with underlying operations in the PRC, Taiwan and Mongolia and such other rights as detailed therein.
(B)	The Company, Investor and their Affiliates have entered into the Transaction Documents (as defined in the Master Purchase Agreement).
(C)	In consideration for the sale of interests in such Hong Kong entities, the Company shall issue to the Investor such number of Ordinary Shares of the Company (the “Purchased Shares”) as described in the Securities Purchase Agreement that will be executed simultaneously herewith (the “Securities Purchase Agreement”).

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(D)	Subject to the Founder’s power to terminate, or (with the Trustee’s consent) amend the terms of, the Settlement, pursuant to Clause 25 of the Settlement, and subject to giving not less than 30 days prior notice to the Founder in his capacity as Protector, the Trustee has absolute and uncontrolled discretion, directly or indirectly, to vote the shares or equity interests of the Holding Entity Securities; and the Trustee and the Holding Entities, individually or in combination, have voting and ownership interests in the Founder Voting Securities.
(E)	As an inducement to the Investor to enter into the Master Purchase Agreement, the Investor has required that the Founder Parties enter into this Deed, pursuant to which the Founder Parties agree to (i) cause the continuing election of a director nominated by the Investor to the Board and (ii) grant the Investor a right of first refusal over certain sales of Founder Owned Securities, in each case subject to the terms and conditions set forth herein.
(F)	The Trustee is entering into this Deed in its capacity as the trustee of the Settlement.

In consideration of the mutual promises and covenants contained herein and in the Master Purchase Agreement and Securities Purchase Agreement, the PARTIES AGREE AS FOLLOWS

1.	DEFINITIONS AND INTERPRETATION
1.1.	Definitions

Capitalized terms used in this Deed (including the Recitals) shall have the following meanings:

“ADS”	means the American Depositary Shares, par value $0.0001 each, each representing four Ordinary Shares, issued by the Company.
“Affiliate”	means, with respect to any Person, any other person directly or indirectly controlling, controlled by, or under common control with such Person.
“Articles”	means Company’s amended and restated articles of association (adopted by way of special resolution passed on 12 March 2010 and amended by resolution of the Company on 21 November 2012), as amended or restated from time to time, or the articles of association or equivalent constitutive document of any successor entity of the Company following any reorganization, merger (statutory or otherwise), scheme of arrangement, or other similar event.

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“Average Closing Share Price”	means a price per share equal to the average closing price per share of the Company Ordinary Shares traded on the NASDAQ for the twenty (20) consecutive trading days ending on the trading day prior to the date of the Transfer Notice, rounded up to the nearest whole cent from 0.50 or more of a cent and otherwise rounded down to the nearest whole cent.
“Beneficiary”	has the meaning given to it in the Settlement.
“Board”	means the board of directors of the Company.
“Brand Franchise Agreement”	shall have the meaning given to it under the Master Brand Agreement.
“Closing”	means the closing of the Master Purchase Agreement.
“Company Warranties”	means each of the statements set out in Part A of Schedule 3.
“Contract”	means any written or oral loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, license or other contract, agreement, obligation, commitment or instrument, including all amendments thereto.
“control”	means, with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.
“Deed of Undertaking”	means the deed of undertaking entered into by the Parties on or about the date of the Master Purchase Agreement.
“East Leader”	means East Leader International Limited, a British Virgin Islands Company with its registered office address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
“East Leader Securities”	means the Securities referred to in Part B of Schedule 2 and any other Securities that may be subject to any East Leader POAs from time to time.

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“East Leader POAs”	means each of the existing or further powers of attorney entered into between the Founder and East Leader in respect of any East Leader Securities.
“Encumbrance”	means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.
“Founder Owned Securities”	means the Securities that are from time to time owned, directly or indirectly, beneficially or of record, by any of the Founder Parties, including such Securities that are acquired after the date hereof.
“Founder Party”	means each of the Holding Entities, the Trustee and the Founder.
“Founder Party Warranties”	means each of the statements set out in Part B of Schedule 3.
“Founder Warranties”	means each of the statements set out in Part E of Schedule 3.
“Founder Voting Securities”	means, at any time, any Securities, the voting power of which is controlled, directly or indirectly, by any of the Founder Parties or any of their Affiliates, including, without limitation, by way of ownership, voting agreement, power of attorney or otherwise; which for the avoidance of doubt shall include the East Leader Securities subject to any East Leader POA then in effect.
“Franchised Brands”	shall have the meaning given to it under the MEB Master Brand Agreement.
“Governmental Authority”	means any governmental or quasi-governmental authority including, without limitation, any federal, state, territorial, county, municipal or other governmental or quasi-governmental agency, board, branch, bureau, commission, court, department or other instrumentality or political unit or subdivision, whether domestic or foreign.

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“Holding Entities”	means each of Seletar, Serangoon, Sherman and Winner Crown.
“Holding Entity Securities”	in respect of each Holding Entity, means any securities (whether shares, partnership interests, or any other instruments) granting their holders the direct or indirect rights to control or any monetary interest in such entity.
“Hotel Network”	means the aggregate number of hotels operated under the Franchised Brands pursuant to the Master Brand Agreement in the Territories (as defined in the Master Brand Agreement) from time to time.
“Investor Warranties”	means each of the statements set out in Part C of Schedule 3.
“Law”	means any laws, statutes, rules, regulations, ordinances, codes, orders, judgments, injunctions, decrees or other legally enforceable requirements issued, enacted, promulgated, entered into, agreed or imposed by any Governmental Authority or otherwise.
“Master Brand Agreement”	means the Master Brand Agreement in respect of the Seller ME Brands (as defined in the Master Purchase Agreement) by and among Accor S.A., AAPC Hong Kong Limited, AAPC Greater China Limited, and the Company executed simultaneously herewith.
“Offered Securities Sale Period”

means, after the date of receipt of the Purchase Notice, or after the expiration of the ROFR Decision Period, as applicable, a period of:

(a) if the Offered Securities represent less than 8,386,232 Ordinary Shares, 20 days;

(b) if the Offered Securities represent between 8,386,232 Ordinary Shares and 27,954,107 Ordinary Shares, 45 days; or

(c) if the Offered Securities represent greater than 27,954,107 Ordinary Shares, 60 days.

“Order”	means a judgment, writ, injunction, order or decree of a Governmental Authority.

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“Ordinary Shares”	means ordinary shares of par value US$0.0001 each in the share capital of the Company, including, without limitation, the Ordinary Shares represented by ADSs.
“Parties”	means the parties to this Deed.
“Person”	means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, a government or any department or agency thereof and any other legal entity.
“Preferred Shares”	means preferred shares of par value US$0.0001 each in the share capital of the Company.
“Pro Forma Share Capital”	means the sum of (i) 251,586,959 Ordinary Shares, (ii) the Purchased Shares and the Top-Up Shares to the extent purchased by the Investor (each as defined in the Securities Purchase Agreement), (iii) any Ordinary Shares or other Securities issued after the Closing as part of any issuances of Securities by the Company which the Investor was entitled to participate on a pro rata basis (each as adjusted for stock splits, dividends, recapitalizations and the like).
“Protector”	means the Protector as defined in the Settlement.
“Regulatory Agreement”	means any written agreement, consent agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or any supervisory letter from, any Governmental Authority.
“ROFR Decision Period”

means, after the date of receipt of the Transfer Notice, a period of:

(a) if the Offered Securities represent less than 8,386,232 Ordinary Shares, seven (7) days (in case of an intended Private Transfer);

(b) if the Offered Securities represent between 8,386,232 Ordinary Shares and 27,954,107 Ordinary Shares, fourteen (14) days (in case of an intended Private Transfer); or

(c) if the Offered Securities represent greater than 27,954,107 Ordinary Shares, thirty (30) days (in case of an intended Private Transfer).

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“Securities”	means any securities issued by the Company (including without limitation, Ordinary Shares, Preferred Shares, ADSs) and any options to acquire any such securities and any securities that are convertible into any of them.
“Settlement”	means the trust deed executed by the Founder and the Trustee dated 24 August, 2007.
“Termination Event”	has the meaning set forth in Section 8.1.
“Trading Market”	means whichever of the New York Stock Exchange, the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.
“Transfer”	means to directly, indirectly, constructively or synthetically transfer, sell (including but not limited to public sales or sales by way of private placements), distribute, assign, convey, hypothecate, pledge, charge, mortgage, encumber or otherwise dispose of, or grant any right, option, profit participation or interest in, or otherwise convey any legal or beneficial interest in, including any rights to vote or to receive dividends, distributions or other income, or take any other action, arrangement or position otherwise reducing risk related to ownership through hedging or other derivative instruments with respect to, or make any agreement or commitment to do any of the foregoing.
“Trust Fund”	means the Trust Fund as defined in the Settlement.
1.2.	The following terms have the meaning provided in the Clauses set forth below:
Definition	Location
“Ancillary Proceedings”	11.9(c)
“Arbitration Rules”	11.9(a)
“Articles Amendment”	2.2(a)
“Closing Period”	4.1(d)

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“HKIAC”	11.9(a)
“Investor Director”	2.1(a)
“Offered Securities”	4.1
“Open Market Sale”	4.1
“Private Transfer”	4.1
“Purchase Notice”	4.1(b)
“submission date”	11.9(a)
“Third Party Purchaser”	4.1
“Transfer Notice”	4.1(a)
“Transferor”	4.1
1.3.	Miscellaneous

In this Deed, unless the context otherwise requires:

(a)	references to “Clauses”, “Recitals” and “Schedules” are references to Clauses of, Recitals to and Schedules to this Deed;
(b)	references to the singular shall include the plural and vice versa and references to the masculine shall include the feminine or neuter and vice versa;
(c)	reference to any provision of any statute, ordinance, regulation, legislative enactment (whether primary or subsidiary) or other Law shall be construed as a reference to such provision as amended, reenacted or replaced from time to time.
(d)	references to any document are to be construed as references to such document as amended, supplemented, extended, restated, novated and/or replaced in any manner from time to time;
(e)	a reference to a legal term for a legal document, court, judicial process, action, remedy, legal status, official or any other legal concept, in respect of a jurisdiction other than Hong Kong, shall be deemed to be a reference to whatever most closely equates to the Hong Kong legal term in that jurisdiction;
(f)	references to dates and times are references to Hong Kong dates and times;
(g)	headings and subtitles used in this Deed are used for convenience only and are not to be considered in construing or interpreting this Deed; and

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(h)	the Recitals and Schedules to this Deed form part of it and shall have the same force and effect as if expressly set out in the body of this Deed.
2.	AGREEMENT TO VOTE
2.1.	Appointment of Investor Director. The Company and each Founder Party irrevocably and unconditionally hereby covenants and agrees that it will cause, and take all actions within its power and control, including but not limited to taking the actions under Clause 2.2, to procure that from the date hereof and until the occurrence of any of the Termination Events one director designated in writing by the Investor (“Investor Director”) shall be nominated and elected to the Board at any time during the period from the date of this Deed and (subject to Clause 2.7) at any time that the Investor and its Affiliates own no less than a number of Ordinary Shares, including without limitation Ordinary Shares represented by any ADSs, that represent 8% of the Pro Forma Share Capital:
(a)	the Investor Director shall be nominated and elected to the Board and to any executive or management committee of the Board; and
(b)	in the event that the Founder leaves his position as chairman and chief executive officer of the Company, or ceases to be responsible for the overall management of the Company or any of his material duties or responsibilities are assigned to any other person, including but not limited to by reason of his death, disability, retirement, termination of employment, or amendment of the terms of his employment as chief executive officer (the “Founder Departure”), the Company shall (i) notify the Investor within 10 days thereof, (ii) procure that a representative designated by the Investor be appointed as a member of the nomination committee or other committee of the Board authorized to appoint his successor or any person assuming any of his material duties or responsibilities, and (iii) promptly (and no later than the time such information is provided to any other members of the Board or its nomination committee) share with Investor Director all relevant information with respect to any potential candidates provided to any other members of the Board or its nomination committee.
(c)	at the Investor’s expense, the Investor Director shall have the right to be accompanied to any Board and, if applicable, committee meetings by a translator of his or her choice.
2.2.	Agreement to Vote. The actions referred to in Clause 2.1, each of which is subject to Clause 8 include, but are not limited to:
(a)	(A) the calling of a meeting of the Board of the Company on or prior to the date hereof to approve the appointment of the Investor Director to the Board effective on the date hereof, and (B) convening an extraordinary meeting of the shareholders of the Company as soon as reasonably practicable, and in any event no later than 10 weeks, after the date hereof (or, in the event of a Successor Transaction, in accordance with the provisions of Clause 2.7) and submitting for approval thereat by the shareholders an amendment to the Articles providing for the rights described in Clause 2.1, subject to the terms and conditions applicable to such rights as set forth in the Transaction Documents (other than Clause 8.1(a) herein) (“Articles Amendment”);

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(b)	at any meeting (whether annual or extraordinary and at each adjourned, reconvened or postponed meeting) of the Company’s or any Holding Entity’s shareholders or other equity holders (or any class thereof), however called, or in connection with any written resolution of the Company’s or any Holding Entity’s shareholders or equity holders: (A) appearing at such meeting or otherwise causing all of the Founder Voting Securities and all Holding Entity Securities to be counted as present thereat for the purposes of calculating a quorum, including without limitation, taking any actions required for the Ordinary Shares underlying ADSs to vote; (B) nominating the Investor Director to be a member of the Board; (C) proposing the Articles Amendment; and (D) voting or causing to be voted (including but not limited to exercising its rights under a power of attorney or other Contract) all voting rights in respect of any Founder Voting Securities and Holding Entity Securities:
(i)	in favour of any resolution for the appointment of the Investor Director to the Board, or for the adoption of the Articles Amendment;
(ii)	in the event that the Investor Director’s appointment terminates at an annual general meeting of the Company or otherwise, in favour of the reappointment of the Investor Director to the Board;
(iii)	in favour of adopting the Articles Amendment;
(iv)	unless otherwise requested to do so by Investor, against any resolution proposing that (A) the Investor Director be removed from the Board; or (B) that the Articles be amended so that the Articles Amendment is no longer in effect or otherwise in any way that would change or eliminate the rights of the Investor referred to in Clause 2.1;
(v)	if requested to do so by Investor, in favour of the removal of any then incumbent Investor Director and replacing such person with any other person nominated by the Investor;
(vi)	against any proposal or any other action that, in each case, is intended or would reasonably be expected to prevent, or, in any material respect, interfere with or impede, the Founder Parties’ obligations under Clause 2.1 or 2.2;
(vii)	against entering into, amending or otherwise modifying or terminating any agreement, the Articles or other similar organizational document of the Company or other similar agreement of the Company or any Holding Entity, or any other action that, in each case, is intended or would reasonably be expected to prevent or, in any material respect, interfere with or impede the Founder Parties’ obligations under Clause 2.1 or 2.2; and

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(viii)	in favour of any resolutions or actions required by the Founder or any Holding Entity to cause or support any of the above; and

(c)	in the event that the actions referred to in Clause 2.2 (a) or (b) do not result in the election of the Investor Director to the Board, each of the Founder Parties shall, to the extent of its power and control, procure that the Investor Director shall be appointed by Winner Crown (and any other person removed from such position if so required) if at such time Winner Crown is entitled to appoint two directors of the Company pursuant to its rights under Article 86(1B) of the Articles.

2.3.	Inconsistent Agreements and Actions. None of the Founder Parties shall enter into any Contract with any Person, directly or indirectly, after the date hereof, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of any Securities or Holding Entity Securities in any manner which is in contravention of or inconsistent with this Deed.
2.4.	East Leader POAs. The Founder shall not vary, amend or agree to the termination of the either of the East Leader POAs, other than at the instruction or request of the grantor thereof.
2.5.	Acquired Shares. The Founder will promptly notify Investor in writing of any Founder Owned Securities acquired by any Founder Party after the date hereof and shall take such steps, or procure the Holding Entity and their Affiliates to take such steps, as are required by the Founder to give effect to this Clause 2.
2.6.	Legal Requirements. The Investor acknowledges that appointment of the Investor Director to the Board shall be subject to all legal requirements applicable to the Company and its Board with respect to the nomination and election of Board members.
2.7.	Certain Adjustments. In the event the Ordinary Shares are exchanged for, converted into or otherwise become or represent, securities of a successor entity pursuant to a merger or other similar transaction involving the Company (a “Successor Transaction”), then the Company and the Founder Party shall procure that an Articles Amendment of the Articles of the successor entity issuing the securities into which the Ordinary Shares are or were exchanged or converted shall be consummated prior to and conditional upon the consummation of such Successor Transaction, or, solely in the event the approval of such Successor Transaction shall not require a shareholder approval by such successor entity, as soon as reasonably practicable after the date such Successor Transaction is consummated, and from and after the consummation of such Successor Transaction, for the purposes of this Clause 2 (including any applicable definitions):

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(a)	references to “the Company” shall refer to such successor entity;
(b)	references to “Ordinary Shares” shall refer to the securities of such successor entity into which the Ordinary Shares were exchanged or converted;
(c)	solely in the last sentence of the first paragraph of Clause 2.1, (i) the references to “Ordinary Shares” shall be deemed to mean voting securities of such successor entity, and (ii) the reference to “8% of the Pro Forma Share Capital” shall be deemed to mean “(x) 5% of the issued and outstanding voting securities of such successor entity, or (y) 8% of the number of securities of the successor entity into which the Pro Forma Share Capital was exchanged or converted, if (solely with respect to this subclause (y)) the voting securities of the successor entity are not publicly traded on the NASDAQ, NYSE, the HKSE or any comparably recognized national securities exchange or market and the Investor and its Affiliates have not been offered, at any time that the voting securities held by Investor and its Affiliates fell below the required shareholding level, an opportunity to purchase voting securities of the successor entity that would allow them to maintain the shareholding level specified in (x), at fair market value (as determined by a big four accounting firm or such other independent accounting firm of international reputation mutually acceptable to Investor and such successor entity), it being agreed that if at the time of the occurrence of the Successor Transaction the Investor or its Affiliates were offered to purchase a sufficient number of successor entity voting securities to maintain such percentage at such time at the same valuation at which the Ordinary Shares were exchanged or converted into securities of the successor entity as part of the Successor Transaction, this would constitute fair market value”; and
(d)	the provisions of this Clause 2 shall terminate if the Investor and its Affiliates fail for a period of twelve (12) consecutive months to own securities of such successor entity that represent an amount equal to or greater than 5% of the issued and outstanding voting securities of the successor entity, provided, however, that if the voting securities of such successor entity are not publicly traded on the NASDAQ, NYSE, the HKSE or any comparably recognized national securities exchange or market, the termination of the provisions of this Clause 2 based on such requirement shall occur only if: (i) the Investor and its Affiliates have not been offered an opportunity to purchase voting securities of the successor entity that would allow them to maintain at least 5% of the issued and outstanding voting securities of the successor entity, at fair market value (as determined by a big four accounting firm or such other independent accounting firm of international reputation mutually acceptable to Investor and such successor entity), it being agreed that if at the time of the occurrence of the Successor Transaction the Investor or its Affiliates were offered to purchase a sufficient number of successor entity voting securities to maintain such percentage at such time at the same valuation at which the Ordinary Shares were exchanged or converted into securities of the successor entity as part of the Successor Transaction, this would constitute fair market value (it being understood that in the event the Investor or any of its Affiliates exercises such rights and maintains the required shareholding level, and subsequently additional purchases are required to maintain the required shareholding level, the fair market value of successor entity voting securities offered to be purchased at such subsequent purchases would need to be determined at the time those are made), and the Investor and its Affiliates fail for a period of twelve (12) consecutive months to own securities of such successor entity that represent an amount equal to or greater than 8% of the number of securities of the successor entity into which the Pro Forma Share Capital was exchanged or converted into; or (ii) the Investor and its Affiliates have so been offered the opportunity to purchase voting securities of the successor entity as described in Clause 2.7(d)(i) and the Investor and its Affiliates fail for any reason to purchase the voting securities of the successor entity offered to be purchased by them.

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This provision shall apply to any subsequent Successor Transactions and exchanges or conversions of the securities of any successor entity replacing the Ordinary Shares in the same manner.

3.	RESTRICTIONS ON TRANSFERS
3.1.	Subject to the terms of the Deed of Undertaking and except as provided in Clause 3.2, no Founder Party shall, whether voluntarily or by operation of Law, judicial process or otherwise, without the consent of the Investor, Transfer any interest in any Founder Owned Securities or Holding Entity Securities except as set forth in the provisions of Clause 4.
3.2.	Subject to the terms of the Deed of Undertaking and notwithstanding Clause 3.1 or Clause 4, (a) the Founder Parties shall be permitted over the term of this Deed to collectively Transfer an aggregate of 8,386,232 Ordinary Shares (as adjusted for stock splits, dividends, recapitalizations and the like) without restriction under this Deed, and (b) each Founder Party shall be permitted to Transfer any and all Ordinary Shares that it holds to any other Founder Party or Holding Entity or any other Person controlled by any Founder Party; provided, however that it may effect such Transfer only if (i) such Transfer is to an entity or trust wholly owned directly or indirectly by the Founder or subject to the Settlement or any other declaration of trust in favor of any or all of the Beneficiaries and (ii) such transferee entity or trustee executes this Deed and becomes bound by all obligations hereunder. The applicable Founder Parties and Holding Entities shall notify Investor in advance of such Transfer and shall respond to reasonable requests by the Investor for information related to the Transfer.
3.3.	Any Transfer in violation of Clauses 3 or 4 shall be void ab initio, and neither the Company nor any Holding Entity (as the case may be) shall recognize any such Transfer.
4.	RIGHTS OF FIRST REFUSAL

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4.1.	Subject to the terms of the Deed of Undertaking, if any Founder Party (“Transferor”) (i) intends to sell on a securities exchange (an “Open Market Sale”), or (ii) identifies one or more third-party purchaser(s) (each, a “Third Party Transferee”) and proposes to Transfer to such Third Party Transferee(s) pursuant to an understanding with such Third Party Transferee(s) (a “Private Transfer”), all or any of the Founder Owned Securities or any rights in any of them (in the case of either (i) or (ii), “Offered Securities”), then the Investor shall have a right of first refusal to purchase all (but not less than all) of the Offered Securities pursuant to the following procedure:
(a)	The Transferor shall issue to the Investor a written notice of its intention to Transfer the Offered Securities (the “Transfer Notice”). The Transfer Notice shall include, without limitation, (i) the number of Offered Securities the Transferor intends to sell (in the event of an intended Open Market Sale), or (ii) the number of Offered Securities the Transferor intends to sell, a description of the price and all other material conditions and terms offered by the Third Party Transferee (in the event of an intended Private Transfer), and the Transfer Notice shall constitute an offer to sell the Offered Securities to the Investor on the terms and subject to the conditions set forth in such Transfer Notice and at (x) the Average Closing Share Price (if the Transfer Notice was issued in respect of an intended Open Market Purchase) or (y) the price specified in the Transfer Notice (if the Transfer Notice was issued in respect of an intended Private Transfer). Such offer shall be irrevocable subject to the conditions set forth therein in the case of an intended Private Transfer and revocable (prior to the Transferor receiving the Purchase Notice) in the case of an intended Open Market Sale.
(b)	The Investor may elect to purchase all (but not less than all) of the Offered Securities based on the conditions and terms specified in the Transfer Notice by issuing a written notice (“Purchase Notice”) to the Transferor within the applicable ROFR Decision Period.
(c)	If the Investor elects to purchase the Offered Securities, then the Investor and the Transferor shall complete the Transfer of the Offered Securities to Investor within the applicable Offered Securities Sale Period. The Transfer shall be completed on the terms and at the price described under Clause 4.1(a).
(d)	If the Investor fails to issue the Purchase Notice to the Transferor, the Transferor may, subject to the other provisions hereof and applicable law, Transfer the Offered Securities (i) on a securities exchange, in one or a series of transactions, at the market prices in effect at the time of each such sale (if the Transfer Notice was issued in respect of an intended Open Market Sale), so long as such Transfer is consummated during the applicable Offered Securities Sale Period, or (ii) to the Third Party Transferee upon terms and conditions no more favorable than those specified in the Transfer Notice (if the Transfer Notice was issued in respect of an intended Private Transfer), so long as such Transfer is consummated within a sixty (60) calendar day period following the applicable ROFR Decision Period (such applicable period, the “Closing Period”). Any Transfer pursuant to this Clause 4.1(d) shall only be effected so long as such Transfer is bona fide, and the Third Party Transferee is not an Affiliate of the Transferor.

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(e)	(i) In the event of an Open Market Sale, if the Transferor fails to sell all of the Offered Securities on a securities exchange within the Closing Period, the unsold portion of the Offered Securities cannot be sold without complying anew with the procedure specified under this Clause 4.1. (ii) In the event of a Private Transfer, if the Transfer is not consummated within the Closing Period, the Offered Securities cannot be sold without complying anew with the procedure specified under this Clause 4.1.

For the avoidance of doubt, the Company shall be deemed to have provided its prior written consent to the acquisition of Offered Securities pursuant to this Clause 4.1 for the purposes of Clause 3.2 of the Non-Competition Agreement, and any Offered Securities acquired pursuant to this Clause 4.1 shall not count towards the limit on the acquisition of Ordinary Shares pursuant to Clause 3.2(a) of the Non-Competition Agreement.

4.2.	The restrictions on the Founder Parties and the rights of the Investor under Clause 3 and Clause 4.1 shall (a) permanently terminate upon the termination by the Investor of at least half of the Brand Franchise Agreements in respect of the Franchised Brands, or of one or more of the Brand Franchise Agreements in respect of the Franchised Brands under which an aggregate of at least half of the hotel rooms under the Hotel Network was operated immediately prior to such termination and (b) (subject to Clause 4.3) not be effective at any time that the Investor and its Affiliates own less than a number of Ordinary Shares, including without limitation Ordinary Shares represented by any ADSs, that represent 8% of the Pro Forma Share Capital.
4.3.	Notwithstanding anything to the contrary contained in this Deed, (x) no restrictions on transfer of Founder Owned Securities in this Deed shall restrict any Transfer of Founder Owned Securities made as part of a Successor Transaction in which the Securities owned by the Investor and its Affiliates are treated in the same manner as the Founder Owned Securities (for the avoidance of doubt, irrespective of the manner in which the Securities owned by the other shareholders of the Company are treated) (provided that this clause shall not relieve the Company and the Founder Parties from complying with any other obligations); and (y) from and after any Successor Transaction (whether or not (x) is applicable), for the purposes of Clauses 3, 4 and 5 (including any applicable definitions): (i) references to “the Company” shall refer to such successor entity issuing the securities into which the Ordinary Shares were exchanged or converted as part of the Successor Transaction, (ii) references to “Ordinary Shares” and “Founder Owned Securities” shall refer to the securities of such successor entity into which such Ordinary Shares or Founder Owned Securities, as the case may be, were exchanged or converted, and (iii) references to “Pro Forma Share Capital” shall refer to the number of securities of the successor entity into which the Pro Forma Share Capital was exchanged or converted, and the provisions of Clauses 3, 4 and 5 shall terminate if the Investor and its Affiliates fail for a period of twelve (12) consecutive months to own securities of such successor entity that represent an amount equal to or greater than 5% of the number of securities of the successor entity into which the Pro Forma Share Capital was exchanged or converted. This provision shall apply to any subsequent Successor Transactions and exchanges or conversions of the securities of any successor entity replacing the Ordinary Shares in the same manner.

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5.	TRUST ARRANGEMENT
5.1.	The Founder and the Trustee shall, each to the extent of its power and control, procure that the Holding Entity Securities and, subject to Clauses 3 and 4, the Founder Owned Securities are at all times solely owned, directly or indirectly, by the Trustee on trust for the Beneficiaries (which shall include the Founder) pursuant to the terms of the Settlement; which obligation shall include, without limitation, not revoking or amending the terms of the Settlement.
5.2.	Notwithstanding Clause 5.1:
(a)	the Settlement may be revoked or otherwise terminated (by the Founder or otherwise) so long as the Holding Entity Securities and the Founder Owned Securities immediately revest solely in the Founder;
(b)	neither the Founder nor the Trustee may appoint any new trustee in respect of the Settlement; provided that, the Founder or the Trustee may appoint any new trustee at any time, if (i) the new trustee agrees to sign this Deed and agrees to be bound by the rights and obligations of the Trustee herein; and (ii) the assets subject to such new trust shall include all of the Founder Owned Securities and Holding Entity Securities; and (iii) the terms of such new trust are substantially the same as those of the Settlement with respect to the disposition and voting of Founder Owned Securities and Holding Entity Securities. Trustee and Founder will notify Investor in advance of any such transfer and appointment of a new trust(ee) and shall respond to reasonable requests by the Investor for information related thereto; and
(c)	the terms and conditions of the Settlement or any of the trusts, powers or provisions contained therein may be amended by the Founder (in his capacity as Settlor or Protector) or the Trustee so long as the Founder Owned Securities referred to in paragraph (i) of Part A of Schedule 2 and Holding Entity Securities remain part of the Trust Fund and subject to the terms of the Settlement and the Founder retains the exclusive power and right to: (i) terminate the Settlement and have title to the Founder Owned Securities and Holding Entity Securities revest in the Founder, and to (ii) vary or amend the terms of the Settlement or any of the trusts, powers and provisions contained therein.
5.3.	The Founder shall not cause or initiate any action to be taken in respect of the Settlement or any of the Holding Entity Securities or Founder Owned Securities which results in (i) the Founder, and (ii) prior to revocation or termination of the Settlement pursuant to Clause 5.2(a), the Trustee, ceasing to have sole and exclusive direct or indirect control over the Holding Entity Securities and, subject to Clauses 3 and 4, the Founder Owned Securities. The Founder will promptly notify the Investor of any notice of revocation of the Settlement or any actions that he takes or instructs others to take that contradict with any of the provisions of this Deed, including without limitation, any action to cause or initiate a Transfer of any Holding Entity Securities or any interests therein.

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5.4.	The Trustee shall to the extent of its power and control procure that the Founder is not removed as the sole director of Winner Crown, other than upon the incapacitation of the Founder.
6.	REPRESENTATIONS AND WARRANTIES
6.1.	Each (i) of the Trustee and the Founder, and (ii) Holding Entity, represent and warrant to the Investor that each of the Founder Party Warranties are true, accurate and not misleading; provided that such representations and warranties of each Holding Entity shall to be limited so that references therein to (x) a Founder Party or Holding Entity shall be construed as references to such Holding Entity, or (y) Holding Entity Securities shall be construed as references to such Holding Entity Securities expressed to be held by it pursuant to Part B of Schedule 1.
6.2.	The Investor represents and warrants to each of the Founder Parties that each of the Investor Warranties is true, accurate and not misleading.
6.3.	The Company represents and warrants to the Investor that each of the Company Warranties is true, accurate and not misleading.
6.4.	The Trustee represents and warrants to the Investor that each of the Trustee Warranties is true, accurate and not misleading.
6.5.	The Founder represents and warrants to the Investor that each of the Founder Warranties is true, accurate and not misleading.
6.6.	Winner Crown represents and warrants to the Investor that (i) it directly owns the Ordinary Shares referred to in paragraph (i) of Part A of Schedule 2 free and clear of any proxy, voting restriction or Encumbrance, (ii) other than such Ordinary Shares it does not have any interest in any Securities, (iii) it has exclusive voting and disposition power over such Ordinary Shares, with no restrictions on such rights of voting or disposition pertaining thereto, and no person other than Winner Crown has any right to direct or approve the voting, or disposition of such Ordinary Shares, and (iv) other than this Deed, it has not entered into any agreement giving any person any right to acquire any interest whatsoever (including without limitation any voting, economic, ownership interest) in such Ordinary Shares.
7.	FOUNDER CAPACITY AND TRUSTEE
7.1.	Notwithstanding anything in this Deed to the contrary the Investor acknowledges that all agreements and understandings made herein by the Founder shall be made solely in the Founder’s capacities as settlor of the Settlement and as a holder of interests in the Founder Voting Securities and, if a Founder is, or has a designee serving as, a director or officer of Company, not in the Founder’s capacity as a director or officer of Company.

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7.2.	It is acknowledged that the Trustee is entering into this Deed as trustee of the Settlement, and the Trustee’s duty to comply with its obligations herein shall be limited to the exercise of its powers at Law and pursuant to the terms of the Settlement.
8.	TERMINATION
8.1.	The provisions of this Deed will automatically terminate and cease to have any force or effect upon the earlier of the following events (each, a “Termination Event”):
(a)	the death of the Founder (provided that the obligations of each Founder Party under Clause 2 shall continue to apply until the first extraordinary meeting of the shareholders of the Company is convened to vote on the Articles Amendment and provided further that the death of the Founder shall not constitute a Termination Event with respect to any previously adopted Articles Amendment);
(b)	the sale by the Investor or any of its Affiliates to a Person who is not an Affiliate of the Investor, of (collectively) at least half of the Franchised Brands (including, for the avoidance of doubt, any additional Franchised Brands after the date hereof), or of one or more of the Franchised Brands under which (collectively) at least half of the hotels rooms under the Hotel Network were operated immediately prior to such sale;
(c)	subject to Clause 4.2, termination of the Master Brand Agreement or Brand Franchised Agreements in respect of the Franchised Brands under which all of the Hotel Network was operated immediately prior to such termination;
(d)	termination of, or a material breach by the Investor or Accor S.A. under, the Non-Competition Agreement;
(e)	the Investor and its Affiliates failing for a period of twelve (12) consecutive months to own Ordinary Shares (including, without limitation, any Ordinary Shares represented by ADSs) that represent an amount equal to or greater than 5% of the Pro Forma Share Capital, provided, however, that this Deed shall not terminate pursuant to this provision if the Ordinary Shares are converted, exchanged or otherwise become securities of a successor entity pursuant to a Successor Transaction until both: (i) the Investor’s rights pursuant to Clause 2 have been terminated pursuant to Clause 2.7; and (ii) the Investor’s rights pursuant to Clauses 3, 4 and 5 have been terminated in accordance with Clause 4.3; or
(f)	the mutual written agreement of the Parties.

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Notwithstanding the foregoing, this Clause 8.1 will survive any termination of this Deed indefinitely or until the latest date permitted by applicable Law; and no termination of this Deed shall relieve any Party hereto from any liability for any intentional breach or violation by such Party of this Deed or fraud occurring prior to such termination.

9.	FOUNDER GUARANTEE AND INDEMNITY.
9.1.	The Founder hereby guarantees the obligations and liabilities of the Trustee and each Holding Entity pursuant to the terms of this Deed and irrevocably and unconditionally agrees to indemnify and hold harmless the Investor or any of its Affiliates from and against any loss incurred by the Investor or any of its Affiliates as a result non-compliance by the Trustee or each Holding Entity with any of their respective obligations under or pursuant to this Deed.
10.	FURTHER ASSURANCE.
10.1.	The Founder and the Trustee shall each, to the extent of its power and control, procure that each Holding Entity shall take any actions required for all Holding Entities to comply with their obligations under this Deed, including but not limited to the voting of any Holding Entity Securities or other shares or securities owned by them or the taking or any other actions in order to comply with the terms of this Deed. To the extent that it is reasonably determined by Investor that any further action is necessary to carry out the intents and purposes of this Deed by the Founder Parties, the Founder Parties shall promptly take or cause to be taken all such necessary action in accordance with and subject to the terms of this Deed, including, without limitation, determining the cash price equivalent payable by Investor pursuant to Clause 4.1 in the event the consideration offered by any third party purchaser is non-cash.
11.	OBLIGATIONS OF THE COMPANY

The obligations of the Company under this Deed shall bind any and all successor entities of the Company following any reorganization, merger (statutory or otherwise), scheme of arrangement or other similar event.

12.	GENERAL
12.1.	Inconsistent Agreements and Actions

None of the Founder Parties shall enter into any Contract with any Person, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of any Securities or Holding Entity Securities in any manner which is in contravention of or inconsistent with this Deed.

12.2.	Fees and Expenses

Except as specifically set out in this Deed, each Party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such Party incident to the negotiation, preparation, execution, delivery and performance of this Deed.

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12.3.	Agreement

This Deed contains the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, which the Parties acknowledge have been merged into this Deed.

12.4.	Notices

All notices, consents, approvals, waivers or other communications (each, a “Notice”) required or permitted shall be in writing and shall be in English and be deemed given when received by: (i) delivery personally or by commercial messenger; (ii) via a recognized overnight courier service, or (iii) facsimile or email transmission; in each case so long as such Notice is addressed to the intended recipient thereof as set forth below:

If to the Investor:

AAPC Hong Kong Limited
Room 803, 8th Floor, AXA Centre
151 Gloucester Road, Wanchai
Hong Kong

Email: louise.daley@accor.com

Fax: +65 6820 7081

With a copy (which shall not constitute notice but is required) to:

Proskauer Rose LLP
Eleven Times Square
(Eighth Avenue & 41st Street)
New York, NY 10036-8299

Email: jhorwitz@proskauer.com

Fax: +1 212-969-2900

Attention: Jeffrey A. Horwitz

&

Proskauer Rose
17/F, Two Exchange Square
8 Connaught Place
Central, Hong Kong

Email: ytal@proskauer.com

Fax: +852-3410-8001

Attention: Yuval Tal

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If to the Trustee, Seletar, Serangoon or Sherman:

Credit Suisse Trust Limited
1 Raffles Link, #05-02
Singapore 039393

Email: jesmin.low@credit-suisse.com

Fax: +65 6212 6227

With a copy (which shall not constitute notice but is required) to:

Shearman & Sterling LLP

12/F East Tower, Twin Towers

B-12 Jianguomenwai Dajie

Beijing, 100022, PRC

Email: Lee.Edwards@shearman.com

Fax: +86 10 6563 6001

Attention: Lee Edwards, Esq.

If to the Founder or Winner Crown:

Qi Ji
72 Bayshore Road
#24-15, Costa Del Sol
Singapore 469988

Email: jiqi@huazhu.com

Fax: +86 2195 9536

With a copy (which shall not constitute notice but is required) to:

Shearman & Sterling LLP

12/F East Tower, Twin Towers

B-12 Jianguomenwai Dajie

Beijing, 100022, PRC

Email: Lee.Edwards@shearman.com

Fax: +86 10 6563 6001

Attention: Lee Edwards, Esq.

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If to the Company:

China Lodging Group, Limited
2266 Hongqiao Road, Changning District 200336 Shanghai P.R.China

Email: jiqi@huazhu.com

Fax: +86 21 959536

With a copy (which shall not constitute notice but is required) to:

Shearman & Sterling LLP

12/F East Tower, Twin Towers

B-12 Jianguomenwai Dajie

Beijing, 100022, PRC

Email: Lee.Edwards@shearman.com

Fax: +86 10 6563 6001

Attention: Mr. Lee Edwards

Any Party may change its address specified above by giving each other Party Notice of such change in accordance with this Clause 12.4. Any Notice shall be deemed given upon actual receipt (or refusal of receipt).

12.5.	Amendments; Waivers

No provision of this Deed may be waived or amended except in a written instrument signed, in the case of an amendment, by each Party, or, in the case of a waiver, by the Party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Deed shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any Party to exercise any right hereunder in any manner impair the exercise of any such right.

12.6.	Construction

The headings herein are for convenience only, do not constitute a part of this Deed and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Deed will be deemed to be the language chosen by the Parties to express their mutual intent, and no rules of strict construction will be applied against any Party.

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12.7.	Successors and Assigns

This Deed shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. Neither the Company Founder nor any Holding Entity may nor subject to the exceptions provided herein, the Trustee, may assign this Deed or any rights or obligations hereunder without the prior written consent of the Investor. The Investor may assign its rights under this Deed to any Person that is a direct or indirect, wholly-owned subsidiary of Investor or of Accor SA, provided (i) it agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Founder and the Company after such assignment, (ii) the Founder and the Company are furnished with written notice of the name and address of such transferee or assignee, (iii) such transferee agrees in writing to be bound by the provisions hereof, and (iv) such transfer shall have been made in accordance with the applicable requirements of this Deed and with all laws applicable thereto.

12.8.	Governing Law and Jurisdiction

This Deed shall be governed by and construed in accordance with the Laws of Hong Kong, without regard to principles of conflicts of law thereunder.

12.9.	Arbitration
(a)	In the event of any controversy or dispute between or among the Parties and any other persons executing this Deed arising out of, relating to, or in connection with this Deed, including any question regarding its existence, validity, or termination, and any question as to whether a particular dispute is arbitrable hereunder, the relevant Parties shall attempt, promptly, diligently and in good faith, to resolve any such controversy or dispute by attending a meeting to discuss such dispute. If the Parties are unable to resolve any such controversy or dispute within a reasonable time (but in no event exceeding sixty calendar days) of one Party giving notice in writing to the other requesting that amicable settlement be attempted, then a Party may require, by making a submission (the date of such submission, the “Submission Date”) to the Hong Kong International Arbitration Center (“HKIAC”) in Hong Kong that the controversy or dispute be finally resolved by binding arbitration administered by HKIAC in accordance with HKIAC Procedures for Arbitration in force at the date of this Deed including such additions to the UNCITRAL Arbitration Rules as are therein contained and as amended below (the “Arbitration Rules”):
(i)	The arbitration proceedings shall be conducted in Hong Kong.
(ii)	The arbitration tribunal shall consist of three arbitrators, one appointed by each Party.
(iii)	A third arbitrator shall be appointed by agreement between the Parties within thirty days of the Submission Date, and if such Parties fail to jointly appoint the third arbitrator he shall be appointed in accordance with the Arbitration Rules.

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(iv)	The arbitration proceedings shall be conducted in English.
(v)	All costs of arbitration (including arbitration fees, costs of arbitrators and legal fees and disbursements) shall be borne by the losing Party, unless otherwise determined by the arbitration tribunal.
(vi)	The Parties irrevocably waive any objection which they may have now or hereafter to the laying of the venue of any suit, action or proceedings in arbitration as is referred to this clause and any claim that any such proceedings have been brought in an inconvenient or inappropriate forum.
(b)	HKIAC shall have exclusive jurisdiction with regard to all claims arising under or relating to this Deed. Notwithstanding the foregoing, in the event that either Party desires to seek an emergency temporary restraining order and/or preliminary injunction, the sixty day mediation period above shall not apply, and said Party may, but shall not be required to, seek such provisional remedy in the courts of Hong Kong (and the parties irrevocably consent to the jurisdiction of such courts) or any other relevant jurisdiction in aid of the arbitration proceeding in order to prevent a continuing violation of this Deed.
(c)	The Parties hereby waive in any legal proceedings concerning or arising out of any such arbitration, including without limitation proceedings to compel arbitration, stay litigation, issue interim measures of protection including attachments, issue an injunction prior to the constitution of the arbitral tribunal, recognize or enforce an arbitral award, or enforce a court judgment issued on an arbitral award (“Ancillary Proceedings”) any defense of lack of personal jurisdiction or forum non conveniens or other similar doctrine and further irrevocably agree that decision in arbitration as provided above shall be conclusive and binding upon the Parties and may be enforced in the courts of any jurisdiction. The parties further agree that damages may not be an appropriate remedy to the Investor for matters construed herein and that the arbitrators may provide specific performance remedies without the need to post any security or bond.
(d)	All arbitration awards shall be final and binding and may be enforced in the courts of any jurisdiction. The Parties agree that, if enforcement of the award (following confirmation by a Hong Kong court) is sought in China, neither Party shall challenge the award or its enforceability in any court in China, if the award has been recognized by a Hong Kong court.
(e)	Each Party and any other person executing this Deed hereby unconditionally and irrevocably: (1) agrees that, should any legal action or arbitral proceeding be brought against it in relation to a dispute arising under or related to this Deed, no immunity (sovereign or otherwise) from such legal action or arbitral proceeding shall be claimed by or on behalf of itself and is hereby waived to the maximum extent permitted by law; (2) consents generally to the maximum extent permitted by law in respect of the enforcement of any order, judgment or arbitral award against it in any relevant proceedings, to the giving of any relief or the issue of any process in connection with such proceedings including, without limitation, to the maximum extent permitted by law, the making, enforcement or execution against or in respect of any property used for commercial activity whatsoever; and (3) expressly disavows and waives to the maximum extent permitted by law any right to claim sovereign immunity in connection with any proceedings to compel arbitration or any proceedings to enforce or execute upon any arbitral award arising under or related to this Deed.

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12.10.	Execution

This Deed may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or email attachment, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or email-attached signature page were an original thereof.

12.11.	Severability

If any provision of this Deed is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Deed shall not in any way be affected or impaired thereby and the Parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Deed.

12.12.	Relationship of the Parties

Subject to Clauses 12.1, nothing in this Deed shall be construed as making the Parties partners or joint ventures or render a Party liable for any of the debts or obligations of the other Parties hereto.

12.13.	The remedies provided for herein are intended to be in addition to any other remedies available to Investor in Law or contract.

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SCHEDULE 1

PARTICULARS OF THE COMPANY AND HOLDING ENTITIES

PART A - PARTICULARS OF THE COMPANY

Name of Company:	China Lodging Group, Limited
Place of incorporation:	Cayman Islands
Company number:	179930
Date of incorporation:	4 January 2007
Registered office:	Offshore Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands
Authorised share capital:	US$900,000 divided into 8,000,000,000 Ordinary Shares and 1,000,000,000 Preferred Shares
Total shares registered in the name of Winner Crown in Company’s register of members:	74,009,449 Ordinary Shares

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PART B – HOLDING ENTITIES SECURITIES AND OWNERSHIP

WINNER CROWN

Name of Company:	Winner Crown Holdings Limited
Place of incorporation:	British Virgin Islands
Company number:	618532
Date of incorporation:	11 October 2004
Registered office:	Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands
Authorised share capital:	US$50,000 divided into 50,000 shares of US$1.00 each
Sole shareholder:	Sherman Holdings Limited
Number of shares held:	One share

SHERMAN

Name of Company:	Sherman Holdings Limited
Place of incorporation:	The Bahamas
Company number:	149859B
Date of incorporation:	10 August 2007
Registered office:	The Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. box N-3023, Nassau, Bahamas
Authorised share capital:	US$5,000 divided into 5,000 shares of US$1.00 each
Shareholders and number of shares held:	Seletar Limited (one share) Serangoon Limited (one share)

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SELETAR

Name of Company:	Seletar Limited
Place of incorporation:	The Bahamas
Company number:	120244B
Date of incorporation:	15 June 2001
Registered office:	The Bahamas Financial Centre, 4/F, Shirley & Charlotte Street, Nassau, The Bahamas
Authorised share capital:	US$5,000 divided into 5,000 shares of US$$1.00 each
Shareholders and number of shares held:	Credit Suisse Trust Limited (nine ordinary shares) Serangoon Limited (one ordinary shares)

SERANGOON

Name of Company:	Serangoon Limited
Place of incorporation:	The Bahamas
Company number:	120243B
Date of incorporation:	15 June 2001
Registered office:	The Bahamas Financial Centre, 4/F, Shirley & Charlotte Street, Nassau, The Bahamas
Authorised share capital:	US$5,000 divided into 5,000 shares of US$1.00 each
Shareholders and number of shares held:	Credit Suisse Trust Limited (nine ordinary shares) Seletar Limited (one ordinary shares)

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SCHEDULE 2

PART A – SECURITIES BENEFICIALLY OWNED BY THE FOUNDER*

As of June 30, 2014, the Founder is the beneficial owner of 75,989,134 Ordinary Shares, as follows:

(i)	74,009,449 Ordinary Shares held by Winner Crown, which is indirectly wholly owned by the Trustee on trust for the Founder and members of his family;
(ii)	400,000 Ordinary Shares issuable upon exercise of options held by the Founder which have vested, issued under share incentive schemes adopted by the Company;
(iii)	Subject to adjustment pursuant to the terms of the applicable award agreement, 755,676 Ordinary Shares underlying unvested options held by the Founder, issued under share incentive schemes adopted by the Company;
(iv)	125,000 Ordinary Shares underlying vested restricted stock issued under share incentive schemes adopted by the Company and held by the Founder; and
(v)	Subject to adjustment pursuant to the terms of the applicable award agreement, 699,009 Ordinary Shares underlying unvested restricted stock held by the Founder, issued under share incentive schemes adopted by the Company.

* Excludes equity interests in respect of which the Founder has a power of attorney.

PART B – EAST LEADER SECURITIES

Pursuant to the East Leader POAs the Founder has the right to vote the following Securities:

(i)	15,000,000 Ordinary Shares held by East Leader, over which the Founder has voting power pursuant to a power of attorney dated February 25, 2010; and
(ii)	4,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares, 5,153 ADSs representing 20,612 Ordinary Shares and 1,760,000 Ordinary Shares held by East Leader, over which the Founder has voting power pursuant to a power of attorney dated February 12, 2014.

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SCHEDULE 3

REPRESENTATIONS AND WARRANTIES

PART A – COMPANY WARRANTIES

1.	Organization and Qualification. The Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and legal authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is not in violation of any of the provisions of its certificate or articles of incorporation, bylaws or other organizational or charter documents and is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (as such term is defined in the Securities Purchase Agreement).
2.	Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Deed and otherwise to carry out its obligations hereunder. The execution and delivery of this Deed by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no further consent or action is required by any the Company or its Board or shareholders (or any equivalent organs of any non-corporate entity). This Deed has been (or upon delivery will be) duly executed by the Company and is, or when delivered in accordance with the terms hereof, will, constitute the valid and binding obligation of the Company, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

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3.	No Conflicts. The execution, delivery and performance of this Deed by the Company and the consummation by it of the transactions contemplated hereby do not, and will not, (i) conflict with or violate any provision of its Memorandum and Articles of Association, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, or result in the creation of any lien, security interest, charge or Encumbrance upon any of its properties or assets under the terms or conditions of, any agreement, credit facility, debt or other instrument (evidencing the Company’s debt or otherwise) or other understanding to which the Company is a party or by which any of its properties or assets is bound or affected,, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which it is subject (including, assuming the accuracy of the representations and warranties of the Investor set forth in clause 5 of the Securities Purchase Agreement, federal and state securities laws and regulations and the rules and regulations of any self-regulatory organization to which the Company or the Securities are subject, including all applicable Trading Markets), or by which any property or asset of it is bound or affected, except in the case of clauses (ii) and (iii) above, for such that are not material to the transactions contemplated by this Deed and do not otherwise affect the ability of the Company to consummate the transactions contemplated by this Deed.

4.	Particulars of Company The particulars of the Company are as set forth in Part A of Schedule 1. Other than the Founder Owned Securities, no other Securities have been issued by the Company to any of the Founder Parties.

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PART B – FOUNDER PARTY WARRANTIES

1.	Organization and Qualification. Each Holding Entity is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and legal authority to own and use its properties and assets and to carry on its business as currently conducted. No Holding Entity is in violation of any of the provisions of its certificate or articles of incorporation, bylaws or other organizational or charter documents and is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary.
2.	Authorization; Enforcement. Each Holding Entity has the requisite corporate (or other) power and authority to enter into and to consummate the transactions contemplated by this Deed and otherwise to carry out its obligations hereunder. The execution and delivery of this Deed by each Holding Entity and the consummation by each of them of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each Holding Entity and no further consent or action is required by any Holding Entity or any of their board of directors or shareholders (or any equivalent organs of any non-corporate entity). This Deed has been (or upon delivery will be) duly executed by each Holding Entity and is, or when delivered in accordance with the terms hereof, will, constitute the valid and binding obligation of such party, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.
3.	No Conflicts. The execution, delivery and performance of this Deed by each Founder Party and the consummation by any of them of the transactions contemplated hereby and thereby do not, and will not, (i) conflict with or violate any provision of their respective Memorandum and Articles of Association, if any, or other governance documents, or the Settlement, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, or result in the creation of any lien, security interest, charge or Encumbrance upon any of their properties or assets under the terms or conditions of, any agreement, credit facility, debt or other instrument (evidencing such party’s debt or otherwise) or other understanding to which any of them is a party or by which any property or asset of any of them is bound or affected, except to the extent that such conflict, default, termination, amendment, acceleration or cancellation right would not, individually or in the aggregate, affect the ability and effectiveness of their obligations herein, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which any of them is subject (including, securities laws and regulations and the rules and regulations of any self-regulatory organization to which the Company or the Securities are subject, including all applicable Trading Markets), or by which any property or asset of any of them is bound or affected, except in the case of clauses (ii) and (iii) above, for such that are not material to the transactions contemplated by this Deed or materially affect the business, assets, liabilities, prospects and financial results of the Company and do not affect the ability of each Founder Party to consummate the transactions and fulfil its obligations contemplated hereby.

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4.	Absence of Litigation. There is no Regulatory Agreement or any action, suit, claim, proceeding, inquiry or investigation, before or by any court, public board, government agency, self-regulatory organization or body pending or threatened against or affecting any of the Founder Parties or his or its ability to execute, deliver and perform his or its obligations under this Deed.
5.	Compliance. No Founder Party is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by any of them under), nor has any Founder Party received written notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) no Founder Party is in violation of any order of any court, arbitrator or governmental body, and (iii) no Founder Party is or has been in violation of any statute, rule or regulation of any governmental authority.
6.	Holding Entities. The particulars of the Holding Entities and the ownership of the Holding Entity Securities is as set forth in Part B of Schedule 1. Except for restrictions in favor of the Investor pursuant to this Deed, Part B of Schedule 1 is true, complete and accurate in all respects and represents all of the Holding Entity Securities and their ownership and none of the Founder Parties or any other person has any direct or indirect, contingent or other rights over any other Holding Entity Securities. The Holding Entity Securities referred to therein are free and clear of any proxy, voting restriction or Encumbrance and the Founder Parties collectively have exclusive voting and disposition power over the Holding Entity Securities, with no restrictions on such rights of voting or disposition pertaining thereto, and no person other than Founder and any Holding Entity has any right to direct or approve the voting, or disposition of any such Holding Entity Securities. No Founder Party has any options, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or entered into any agreement giving any person any right to subscribe for or acquire or the right to have redeemed or purchased, any securities or other instruments issued by any Holding Entity representing or providing voting, disposition or economic or other rights or securities or rights convertible or exchangeable into any of them.

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PART C – INVESTOR WARRANTIES

1.	Organization; Authority. The Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate, partnership or other power and authority to enter into and to consummate the transactions contemplated by this Deed and otherwise to carry out its obligations hereunder. The execution and delivery of this Deed by the Investor and the consummation of its obligations under this Deed has been duly authorized by all necessary corporate, partnership or other action on the part of Investor and no further consent or action is required by any the Investor or its board of directors or shareholders (or any equivalent organs of any non-corporate entity). This Deed has been duly executed and delivered by Investor and is, or when delivered in accordance with the terms hereof, will, constitute the valid and binding obligation of Investor, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.
2.	No Conflicts. The execution, delivery and performance of this Deed by the Investor and the consummation by it of the transactions contemplated hereby do not, and will not, (i) conflict with or violate any provision of its Memorandum and Articles of Association or equivalent organizational documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, or result in the creation of any lien, security interest, charge or Encumbrance upon any of their properties or assets under the terms or conditions of, any agreement, credit facility, debt or other instrument (evidencing such party’s debt or otherwise) or other understanding to which it is a party or by which any of its properties or assets is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or Governmental Authority to which it is subject, or by which any property or asset of it is bound or affected, except in the case of paragraphs (ii) and (iii) above, for such that are not material to the transactions contemplated by this Deed and do not otherwise affect the ability of the Investor to consummate the transactions and fulfil its obligations contemplated hereby.

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PART D – TRUSTEE WARRANTIES

1.	Organization and Qualification. The Trustee is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the requisite power and legal authority to own and use its properties and assets and to carry on its business as currently conducted. The Trustee is not in violation of any of the provisions of its certificate or articles of incorporation, bylaws or other organizational or charter documents and is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary.
2.	Authorization; Enforcement. The Trustee has the requisite corporate (or other) power and authority to enter into and to consummate the transactions contemplated by this Deed and otherwise to carry out its obligations hereunder. The execution and delivery of this Deed by the Trustee and the consummation by each of them of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Trustee and no further consent or action is required by the Trustee or any of their board of directors or shareholders (or any equivalent organs of any non-corporate entity). This Deed has been (or upon delivery will be) duly executed by the Trustee and is, or when delivered in accordance with the terms hereof, will, constitute the valid and binding obligation of such party, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.
3.	Additional Representations and Warranties of the Trustee. Trustee represents and warrants that: (i) all the information contained in its letter of 9 December 2014 addressed to Proskauer Rose is true and correct as of the date hereof; (ii) the Settlement is in full force and effect and has not been terminated or modified; (iii) the Trust Fund includes the Holding Entity Securities and it has not, and has not been instructed to, dispose of any Holding Entity Securities, and has not taken any actions to Transfer any of them; (iv) it has not entered into or established or deposited any Holding Entity Securities in any voting trust or granted any proxies or powers of attorney with respect to any of them or taken any other actions giving any other Person the right to control or direct the voting or disposition of the Holding Entity Securities; (v) it has not received any instructions that contradict any of the provisions of this Deed; (vi) it confirms that by executing this Deed such limitations shall be binding upon it and enforceable against it and that from the date of this Deed it will not and will cause any other Persons not to take any actions with respect to the Trust Fund to the extent that they contradict any matters or would cause any of the representations herein not to be true and correct in all respects; and (vii) the Trustee has not taken any action to limit the Trust Period (as defined in the Settlement) under Clause 1(n)(i) of the Settlement.

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4.	Ownership of Securities. All of the Holding Entity Securities constitute all or part of the Trust Fund and are free and clear of any proxy, voting restriction or Encumbrance and the Trustee and the Holding Entities collectively have voting power and power of disposition over such Securities, subject to the giving of not less than 30 days prior notice in writing to the Protector.

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PART E – FOUNDER WARRANTIES

1.	The Settlement. The Settlement has not been revoked, terminated or amended and the Founder remains a Beneficiary. The Holding Entity Securities and the Founder Owned Securities (i) are, directly or indirectly, owned by the Trustee as trustee on behalf of the Founder and members of his family pursuant to the terms of the Settlement; and (ii) amount to all or part of the Trust Fund.
2.	Ownership of Securities. Except for restrictions in favor of the Investor pursuant to this Deed, Schedule 2 is true and accurate in all respects and represents all of the Founder Owned Securities and Founder Voting Securities as of the date specified therein and none of the Founder Parties or any other person had any direct or indirect, contingent or other rights over any other Securities as of the date specified therein. The Securities referred to therein are free and clear of any proxy, voting restriction or Encumbrance and the Founder Parties collectively have exclusive voting power over the Founder Voting Securities and power of disposition over the Founder Owned Securities, with no restrictions on such rights of voting or disposition pertaining thereto.
3.	Documents Provided. The Founder has provided the Investor with certified true copies of all of the documents listed in Schedule 4, and such documents constitute all agreements, arrangements or other documents evidencing the ownership of and/or any voting or other power or rights related to the Holding Entity Securities and Founder Voting Securities as of the date hereof, including but not limited to any trust arrangement, powers of attorney, voting agreements or trusts, share certificates, register of members or shareholders or filing made with any Governmental Authority.
4.	East Leader POAs. Each of the East Leader POAs has been duly executed by the East Leader and constitutes the valid and binding obligation of East Leader, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

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SCHEDULE 4

DOCUMENTS PROVIDED

1.	Settlement Deed in respect of the Ji Family Trust dated 24 August 2007.
2.	Declaration of Trust executed by Serangoon in favour of the Trustee dated 24 August 2007.
3.	Declaration of Trust executed by Seletar in favour of the Trustee dated 24 August 2007.
4.	Power of Attorney entered into by East Leader in favour of the Founder dated 25 February 2010
5.	Power of Attorney entered into by East Leader in favour of the Founder dated 12 February 2014.
6.	Register of members of the Company.
7.	Register of members of each Holding Entity.
8.	Certificate of incorporation of each Holding Entity.
9.	Share certificates in respect of each of the Holding Entity Securities.

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IN WITNESS WHEREOF the Parties hereto have executed this Deed as of the date first set forth above.

INVESTOR

THE COMMON SEAL of AAPC HONG KONG LIMITED was hereunto affixed in the presence of:	) ) ) ) ) )	Common Seal _________________________________ Name: Title:
Witness Signature:	______________________
Name:	______________________
Address:	______________________
Occupation:	______________________

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AGREED FORM

FOUNDER

SIGNED, SEALED and DELIVERED by QI JI in the presence of	) ) ) ) ) )	Small seal _________________________________
Witness Signature:	______________________
Name:	______________________
Address:	______________________
Occupation:	______________________

AGREED FORM

HOLDING ENTITIES

THE COMMON SEAL of WINNER CROWN LIMITED was hereunto affixed in the presence of:	) ) ) ) ) )	Common Seal _________________________________ Name: Title:
Witness Signature:	______________________
Name:	______________________
Address:	______________________
Occupation:	______________________

SIGNED, SEALED and DELIVERED by SHERMAN HOLDINGS LIMITED acting by its authorized signatory in the presence of:	) ) ) ) )	_________________________________ Name: Title:
Witness Signature:	______________________
Name:	______________________
Address:	______________________
Occupation:	______________________

AGREED FORM

SIGNED, SEALED and DELIVERED by SELETAR LIMITED acting by its authorized signatory in the presence of:	) ) ) ) )	_________________________________ Name: Title:
Witness Signature:	______________________
Name:	______________________
Address:	______________________
Occupation:	______________________

SIGNED, SEALED and DELIVERED by SERANGOON LIMITED acting by its authorized signatory in the presence of:	) ) ) ) )	_________________________________ Name: Title:
Witness Signature:	______________________
Name:	______________________
Address:	______________________
Occupation:	______________________

AGREED FORM

SIGNED, SEALED and DELIVERED by CREDIT SUISSE TRUST LIMITED in its capacity as Trustee of the Settlement acting by its authorized signatory in the presence of:	) ) ) ) )	_________________________________ Name: Title:
Witness Signature:	______________________
Name:	______________________
Address:	______________________
Occupation:	______________________

AGREED FORM

COMPANY

THE COMMON SEAL of CHINA LODGING GROUP, LIMITED was hereunto affixed in the presence of:	) ) ) ) ) )	Common Seal _________________________________ Name: Title:
Witness Signature:	______________________
Name:	______________________
Address:	______________________
Occupation:	______________________